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July 30, 2010
VIA EDGAR CORRESPONDENCE
Michael Clampitt
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7553

Re:	Doral Financial Corporation Registration Statement on Form S-1 Amendment No. 1 Filed June 28, 2010 File No. 333-167012l
Dear Mr. Clampitt:
     On behalf of Doral Financial Corporation (the “Company”), set forth below are responses to the telephonic comments of the staff of the Securities and Exchange Commission delivered in conversations with counsel to the Company on July 13, 2010, with respect to Amendment No. 1 (“Amendment No. 1”) to the above referenced Registration Statement on Form S-1 filed on June 28, 2010 (the “Registration Statement”).
     The Company has filed today Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, together with this letter via EDGAR submission. Capitalized terms used but not defined in this letter are used as defined in Amendment No. 2.
Comment #1
     You commented that the disclosure under “Plan of Distribution” should indicate that the selling stockholder that is a broker-dealer is an underwriter or, if such selling stockholder did not want to be included in the Registration Statement, to remove their shares.
     Response: The selling stockholder that is a broker-dealer has requested that its shares be removed from the Registration Statement. As a result, the Company has removed such stockholder from the Registration Statement and has revised the number of shares registered.

Michael Clampitt
Securities and Exchange Commission

Comment #2
     You commented that the disclosure under “Where You Can Find More Information” should be updated to reflect recent disclosures by the Company.
     Response: The Registration Statement has been revised accordingly.
Comment #3
     You requested that the Company confirm that there were no material developments that needed to be disclosed or to add appropriate disclosure to the Registration Statement.
     Response: The Company filed a Current Report on Form 8-K on July 30, 2010 announcing its 2nd quarter results. The Form 8-K has been incorporated by reference into the Registration Statement and the Company confirms there are no other material developments that need to be disclosed.
*      *      *      *      *
     Please direct any comments or questions regarding this filing to Helena K. Grannis at (212) 225-2376 or Leslie N. Silverman at (212) 225-2380.
Very truly yours,
/s/ Helena K. Grannis
Helena K. Grannis
Enclosure

cc:	Michael Seaman Securities and Exchange Commission, Division of Corporation Finance Enrique Ubarri Doral Financial Corporation Leslie N. Silverman